GENTOR RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

The following management’s discussion and analysis (“MD&A”), which is dated as of April 30, 2013, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the “Company” or “Gentor”) as at and for the financial year of the Company ended December 31, 2012 (“fiscal 2012”) in comparison with those as at and for the financial year of the Company ended December 31, 2011 (“fiscal 2011”), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2012 and fiscal 2011 (the “Annual Financial Statements”). As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated April 30, 2013, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of minerals will be produced), changes in equity markets, copper recoveries being less  than those indicated by the metallurgical testwork carried out to date (there can be no assurance that copper recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in Oman or Turkey, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

1

General

The Company is a mineral exploration company focused on the discovery and development of mineral resources. The Company’s current main areas of exploration are located in the Sultanate of Oman and Turkey, both of which host sectors of the Tethyan Metallogenic Belt prospective for volcanic massive sulphide (“VMS”) deposits. Under earn-in agreements with the permit holders, the Company controls rights to the Block 5 and Block 6 exploration permits in Oman and, prior to the expiration in April 2013 of the Option (defined below), held rights to the Hacimeter exploration permit in Turkey. The prime target in these permit areas is copper; however there is a strong association with other base metals and gold. No exploration was undertaken at the Company’s molybdenum tungsten project in east central Idaho in the U.S. (the “Idaho project”) during fiscal 2012. In December 2012, the Company issued a press release announcing that it had entered into an agreement to sell all of its shares of Gentor Idaho, Inc. for nominal consideration to Lloyd J. Bardswich, who is the sole director and officer of Gentor Idaho, Inc., a wholly owned subsidiary of the Company which holds the Idaho project. This transaction had not been completed as at the date of this MD&A and is subject to the approval by the TSX Venture Exchange.

In February 2012, the Company completed a corporate reorganization (the "Corporate Reorganization"), as a result of which the Company's corporate jurisdiction was moved from Florida, USA to the Cayman Islands. The Corporate Reorganization was effected by a two-step process involving a merger of Gentor Resources, Inc. (the Floridian company) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. Shareholders approved the Corporate Reorganization at the special meeting of shareholders held on February 24, 2012.

Oman

The Company’s exploration activities in the Sultanate of Oman are currently focused on the Block 5 and Block 6 exploration permit areas. The work programs between fiscal 2011 and fiscal 2012 consisted mainly of resource drilling and resource estimation at the Mahab 4 and Maqail South prospects, and exploration drilling of geological, geophysical and Versatile Time-Domain Electromagnetic (“VTEM”) targets in the wider permit areas.

Exploration on the Block 5 and Block 6 licenses between fiscal 2011 and fiscal 2012 had an increased focus on geological-geophysical targets in addition to ongoing testing of VTEM anomalies. Of the 14 prospects drilled during fiscal 2012, 6 were geological targets, 3 were combined geological-geophysical targets and 5 were VTEM anomalies. Thirty six diamond drill holes were completed for approximately 3,800 metres between early January and late July 2012, when drilling stopped. VMS related mineralisation was identified at Maqail, where boulders of massive sulphide were identified in a road cut and intersected in drill core. Significant disseminated to stringer style sulphide mineralisation was also intersected in drill core at Dahwa and Shebibat West. Ground electromagnetic (“EM”) surveys designed to delineate any associated massive sulphide at depth are anticipated for both prospects during fiscal 2013. Coverage of areas along strike and down-dip from known VMS mineralisation at Mahab 4, Maqail South and Maqail will be included in this program. At the end of fiscal 2012, 21 of the original 46 non-cultural VTEM anomalies (46%) had been drill tested. This work has led to the discovery of two new VMS deposits at Mahab 4 and Maqail South, both in Block 5. Of the 25 remaining un-drilled VTEM anomalies, 5 are considered a high priority for future drilling while 9 are hosted in rock types considered unlikely to host VMS mineralisation.

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Mahab 4 Prospect

The Mahab 4 prospect discovery in Block 5 was made late in fiscal 2010 by following up a high priority positive EM response from the regional (helicopter-borne) VTEM survey flown in April and May of 2010. The VTEM survey highlighted a strong three line (+300 metre) long conductor coincident with a specific horizon within the basalt stratigraphy of the Semail Ophiolite package. The Mahab 4 prospect VTEM anomaly was prioritized for early drilling on the identification of a small surface gossan, exposed malachite and azurite (copper oxides) and the intercalated purple, sea floor sediments (umbers) within the basalt stratigraphy. The anomaly had not been previously drilled or trenched.

The stratigraphic position of the Mahab 4 discovery is the most commonly known mineralised horizon in the Semail Ophiolite of Oman and has been named the "Hatta Position". Along strike to the north, this stratigraphic horizon is believed to host the Hatta deposits being mined by Mawarid Mining LLC, as well as the Lasail, Bayda and Aadja pits mined out by the government parastatal company OMCO in the 1980s and 1990s. Within Block 5, small VMS deposits have been identified on the same horizon at Harah Kilab and Mahab 3 to the north.

Two diamond drill holes for ~315 metres were completed at Mahab 4 during January 2012. These represented the completion of a resource drilling program totaling 50 drill holes for ~6,169 metres that began in February, 2011.

H&S Consultants Pty. Ltd. (“H&S”), an Australian based minerals consultancy firm, was commissioned to produce a maiden National Instrument 43-101 resource estimate for Mahab 4. The results of this work were announced by the Company in June, 2012; VMS mineralisation at Mahab 4 comprised an Indicated Resource of 916 kt @ 2.8% Cu, 0.18 g/t Au and 0.54% Zn and an Inferred Resource of 590 kt @ 0.9% Cu. These resources included a high grade massive sulphide Indicated Resource component of 400 kt @ 5.0% Cu, 0.35 g/t Au and 0.96% Zn.

Wardell Armstrong, a U.K. based metallurgical consultancy, was commissioned to undertake scoping level testwork on Mahab 4 mineralisation in early 2012. Two phases of testwork were completed during fiscal year 2012; results from the first were announced by the Company in April 2012. The first phase of testwork considered a composite drill core sample of primary massive sulphide with a head grade of 9.77% Cu. This was successfully upgraded by standard flotation conditions to produce marketable concentrate grades of 20-27% copper at recoveries of 90-94%. The second phase of testwork considered composite massive sulphide and quartz vein stringer samples with representative head grades of 4.05% Cu and 0.86% Cu respectively. For the massive sulphide composite, rougher flotation followed by a single cleaner stage recovered 88.5% of the copper to a concentrate grading 21.4% Cu. For the quartz vein stringer composite, a similar process recovered 90.9% of the copper to a concentrate grading 28.4% Cu.

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Maqail South Prospect

The Maqail South prospect was discovered in 2010 by following up a high priority (helicopter-borne) VTEM target from the VTEM survey flown in Block 5 during April and May 2010. The anomaly consisted of a strong 200 metre by 100 metre conductor and associated weaker response, located near the Maqail group of targets previously investigated by the Japan International Cooperation Agency in the 1990's.

Drilling at the Maqail South prospect began in August of 2010 using track-mounted rigs. Discovery came following the identification of several key Cyprus-type VMS exploration vectors in holes GRB5D004 and GRB5D007 - namely a moderately altered/weakly mineralised footwall sequence and seafloor sediments containing sulphide disseminations and weak stringers. Holes GRB5D0023, GRB5D0024 and GRB5D031 intersected 6 metres to 13 metres of mound facies massive sulphide associated with the Geotimes - Lasail seafloor position at depths of between 35 metres and 70 metres below the top of the ridge.

Seven diamond drill holes for ~413.5 metres were completed at Maqail South during January and February of fiscal 2012. These represented the completion of a resource drilling program totaling 30 drill holes for ~2,668 metres that began in March 2011.

H&S were commissioned to produce a maiden National Instrument 43-101 resource estimate for Maqail South. The results of this work were announced by the Company in June 2012; VMS mineralisation at Maqail South comprised Inferred Resources of 160 kt @ 3.8% Cu and 0.14 g/t Au.

Wardell Armstrong was commissioned to undertake scoping level testwork on Maqail South mineralisation in early 2012. A single phase of testwork considered a composite drill core sample of primary massive sulphide with a representative head grade of 3.61% Cu. Rougher flotation followed by a single cleaner stage recovered 94.5% of the copper to a concentrate grading 27.7% Cu.

Turkey

The Company’s exploration activities in Turkey during fiscal year 2012 comprised detailed geological and geophysical investigations at the Hacimeter Prospect and more general terrain scale prioritization, target generation and opportunity identification elsewhere in Turkey. The latter involved the acquisition and development of a regional exploration database, desk top prospectively reviews, reconnaissance mapping projects in various districts and a number of visits to mineral properties of interest. This work has led to the identification of several highly prospective VMS exploration targets which will be further followed up during 2013.

Hacimeter Prospect

On April 30, 2012, Gentor announced that it had entered into an agreement with the Besler Group (the “Licence Holder”), a Turkish minerals company focused in Eastern Anatolia. The Licence Holder holds a Category IV Operating License (#45207) covering an area of 5,283.33 hectares at Hacimeter in the Erzurum District of north-eastern Turkey (the “Project”). Under the terms of the agreement, Gentor was granted a 12 month option period for the purposes of funding and carrying out the exploration for copper and base metals. Gentor paid the Licence Holder a US$200,000 option fee under the said agreement (the option underlying said agreement, the "Option"). The Option provided the Company with the option to acquire a 70% interest in the Project, as to which a further US$400,000 would have been payable by Gentor to the Licence Holder, and Gentor would fund exploration by completing a feasibility study within three years from the acquisition of the said 70% interest (the “Feasibility Period”). At the end of the second and third year of the Feasibility Period, Gentor would have been required to pay annual sums of US$300,000 to the Licence Holder. As of the date of this MD&A, the Option has expired under its terms. The Company and the License Holder are in discussions to potentially extend the Option, although no assurances can be given that any such agreement will be reached.

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During 2009, Besler geologists discovered an outcropping body of stringer mineralisation at Hacimeter following investigation of copper-zinc anomalism in regional stream geochemical data. In conjunction with a previous JV partner, Besler conducted geological mapping, surface grab geochemical sampling, trenching, IP and drilling at Hacimeter during the 2010 and 2011 field seasons. Twenty one diamond drill holes for 2,127 metres were completed during 2010 and twenty two diamond drill holes for 2,884.8 metres were completed during 2011. The 2011 drilling identified a second body of stringer dominated mineralisation 500 metres to the southeast of the known mineralisation. Disseminated to stringer mineralisation in both areas is hosted in ophiolitic mafic volcanics and interpreted to represent the feeder portion of a Cyprus type VMS system.

During fiscal 2012, an exploration program comprising geological mapping, soil sampling, trenching, ground EM and diamond drilling was completed by the Company at Hacimeter. This work was designed to rapidly evaluate the likelihood of there being a critical resource mass which could feasibly lead to development. EM was considered to be the key tool in this regard, as it would efficiently indicate the presence or absence of a large massive sulphide body at depth in the vicinity of the known mineralisation.

Twenty seven line kilometres of moving loop TEM data were acquired at Hacimeter by GEM Geophysics, an Australian based geophysical contractor, during June 2012. The survey covered known mineralisation in the central project area at 100 metre line spacing, and surrounding areas to the east and west at 200 metre line spacing. Survey outcomes were generally disappointing – as no strongly conductive bodies of potentially economic size were identified.

The Company drilled eighteen diamond drill holes for 2,164.6 metres at Hacimeter during July – August 2012. The first six holes of the program confirmed the continuity and grade of mineralisation in the Northern Resource area tested by Besler. The second part of the program was dedicated to drilling previously un-tested geophysical and geological targets to the south of the Hacimeter Main Fault that cuts off the shallow northern resource. This drilling led to the discovery of copper-gold rich semi-massive and massive mineralisation (Southwest Resource) at depth in GA-H7 and GA-H8, and shallow, gold rich massive sulphide in GA-H16.

During fiscal 2012, reconnaissance mapping and stream sampling in the wider ophiolite hosting the Hacimeter project was also undertaken. Five areas formed the focus of this work, and these target areas were identified on the basis of a regional prospectivity review by a consultant geologist based in Ankara. Each target area had defined drainage geochemical anomalism and was evaluated in terms of how likely it was to host Cyprus type VMS mineralisation. VMS prospectivity in the wider Sahvelet Ophiolite is limited by the paucity of permissive host lithologies; the ophiolite is dominated by ultramafic rock and ultramafic melange. Hacimeter and Yoncali, both on the southern flank of the ophiolite, are the only two areas known to host significant volumes of mafic volcanics.

5

Outlook

Oman

A reduced exploration program for Oman is contemplated for 2013 in line with current poor market conditions. Such program is dependent on securing additional financing, and would consist of (a) further work on the Mahab 4 prospect including some ground geophysics to identify peripheral targets followed by drilling if warranted, and (b) further metallurgical test work on both the Mahab 4 and Maqail South prospects to follow more closely the treatment programs used elsewhere in Oman’s copper extraction industry. No assurances can be given that the Company will successfully secure any such additional financing.

Turkey

From the Company’s office base in Ankara, the Company continues its assessment of Turkish projects with a view to the possibility of further joint ventures or acquisition deals. The Company continues its regional evaluation and assessment in the search for volcanogenic massive sulphide mineralisation, in particular.

Qualified Person

Dr. Peter Ruxton, the Company’s President and Chief Executive Officer and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Report

Additional information with respect to the Company’s Omani properties is contained in the technical report prepared by H&S Consultants Pty. Ltd., dated June 29, 2012 and entitled "Technical Report on Mineral Resources at Mahab 4 and Maqail South and Exploration Potential of Block 5 and Block 6, Sultanate of Oman". A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company in this MD&A, such as "Inferred Mineral Resources" and "Indicated Mineral Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to closely consider all of the disclosures in the Company's annual report on Form 20-F dated April 30, 2013 relating to the year ended December 31, 2012 and other reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

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Selected Annual Information

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. This data has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

	2012	2011	2010

Net loss	$(5,270,720)	$(5,603,314)	$(3,610,465)
Net loss per share	(0.08)	(0.09)	(0.09)
Total assets	20,410,407	25,527,076	24,013,220
Total current liabilities	571,319	998,565	1,481,182
Total non-current liabilities	-	-	37,467

For fiscal 2012, the Company had a net loss of $5,270,720 compared to a net loss of $5,603,314 in fiscal 2011. The decrease in the loss in 2012 was primarily due to a $434,457 decrease in drilling expenses partially offset by an increase in field camp expenses, compared to 2011. The Company’s net loss for fiscal 2011 increased to $5,603,314 from a net loss of $3,610,465 recorded during fiscal 2010, mainly due to an increase of $973,342 in general and administrative expenses related to additional hiring and increased office and sundry and corporate travel costs and a $764,799 increase in drilling expenses, compared to 2010.

Results of Operations

For fiscal 2012, the Company reported a net loss of $5,270,720 as compared to a net loss of $5,603,314 for the year ended December 31, 2011. The decrease of $332,594 in net loss is attributable primarily to decreased drilling, professional, and geology expenses while costs related to general and administrative and geophysics increased. General and administrative activities included costs such as stock based compensation, salaries, travel and promotion as well as office and sundry. During fiscal 2012, significant changes in operating expenses occurred in the expense categories described below as compared to fiscal 2011:

Field camps

Field camps expenses increased to $368,466 for fiscal 2012 from $166,718 for fiscal 2011. The increase of $201,748 in this category was mainly due to increased supplies, tools, repairs and maintenance costs.

Surveying

Surveying expenses increased to $106,472 for fiscal 2012 from $22,586 for fiscal 2011. The increase of $83,886 in this category is the result of activities necessary to complete mapping of the Company’s exploration ground in Turkey which include 30 line kilometres, covering two kilometres of strike surrounding the known mineralization.

7

Geophysics

Geophysics expenses increased to $143,088 for fiscal 2012 from $106,382 for fiscal 2011. The increase of $36,706 in this category was mainly due to expenses incurred in fiscal 2012 related to ground electro-magnetic surveys conducted over the Hacimeter Project in eastern Turkey.

Geology

Geology expenses decreased to $452,582 for fiscal 2012 from $538,383 for fiscal 2011. The decrease of $85,801 in this category was due to decreased geological exploration activities in Oman during fiscal 2012. This marginal decrease was due to completion of the drill evaluation stage at both the Mahab 4 and Maqail South prospects and a resumption of more regional lower cost exploration activities.

Drilling

Drilling expenses decreased to $669,436 for fiscal 2012 from $1,103,893 for fiscal 2011. The decrease of $434,457 in this expense category was due to completion of the drill evaluation stage at both the Mahab 4 and Maqail South prospects and a resumption of more regional lower cost exploration activities in Oman.

Consulting and professional fees

Consulting and professional fees decreased to $499,872 for fiscal 2012 from $1,104,981 for fiscal 2011. The decrease in this category was mainly due to legal fees, which decreased by approximately 44% to $350,369 during fiscal 2012 from $782,673 during fiscal 2011. Legal fees incurred in 2011 were mainly in connection with the listing of the Company’s common shares on the TSX Venture Exchange as well as in relation to the Corporate Reorganization and other corporate compliance matters. In 2012, legal fees were mainly in relation to corporate compliance matters.

General and administrative

General and administrative expenses increased to $3,111,081 for fiscal 2012 from $2,431,515 for fiscal 2011. The expense items listed below which are included in general and administrative expenses mainly contributed to the increase of $679,566 as follows:

Travel and promotion

The Company incurred travel and promotion expenses of $260,734 for fiscal 2012, significantly increased from $195,298 incurred fiscal 2011 due to increased visits to the Company's projects in the Oman and Turkey, as well as corporate travel costs in relation to the Company’s shareholder relations activities during fiscal 2012.

Employee benefits

The Company employee benefits expense increased to $2,092,861 during fiscal 2012 compared to $1,438,242 recorded during fiscal 2011 due to the hiring of additional personnel for the Turkey project.

Office and sundry

Office and sundry expenses increased to $570,417 for fiscal 2012 compared to $216,048 for fiscal 2011, due to increased rent and other office expenses related to the Turkey operations undertaken during fiscal 2012.

8

Foreign exchange gain

The Company recorded a foreign exchange gain of $38,135 during fiscal 2012, compared to a foreign exchange gain of $56,596 recorded during fiscal 2011, due to fluctuations in the value of the United States dollar relative to the Canadian dollar, Omani Rial and Turkish Lira.

Stock based compensation

The fair value of employee stock based compensation expenses recorded during 2012 decreased to $207,199 from $257,680 recorded during 2011. This decrease is related to fewer stock options granted to employees, directors and officers of the Company during 2012 as compared to 2011.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the quarters of fiscal 2012 and fiscal 2011. This financial information has been prepared in accordance with US GAAP. The Company’s presentation and functional currency is the United States dollar.

	2012	2012	2012	2012
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss	$(1,204,587)	$(1,312,165)	$(1,632,221)	$(1,121,747)
Net loss per share	$(0.02)	$(0.02)	$(0.03)	$(0.02)

	2011	2011	2011	2011
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss	$(2,255,227)	$(1,115,065)	$(1,207,088)	$(1,025,934)
Net loss per share	$(0.03)	$(0.02)	$(0.02)	$(0.02)

The Company reported a net loss of $1,204,587 during the fourth quarter of 2012 compared to a net loss of $1,312,165 in the third quarter of 2012. The decrease of $107,578 was mainly due to decreased drilling and geophysics expenses that were partially offset by increased general and administrative expenses.

The Company reported a net loss of $1,312,165 during the third quarter of 2012 compared to a net loss of $1,632,221 in the second quarter of 2012. The decrease of $320,056 was mainly due to decreased general and administration expenses related to new Turkey project costs incurred in the second quarter of 2012 that were not incurred in the third quarter of 2012. The decrease in costs was partially offset by increased drilling (in Turkey) expenses in the third quarter of 2012.

The Company reported a net loss of $1,632,221 during the second quarter of 2012 compared to a net loss of $1,121,747 in the first quarter of 2012. The increase of $510,474 was mainly due to increased general and administration expenses due to the new project in Turkey and costs associated with set up in that region.

The Company reported a net loss of $1,121,747 during the first quarter of 2012 compared to a net loss of $2,255,227 in the fourth quarter of 2011. The decrease of $1,133,480 was mainly due to decreased general and administration expenses due to Corporate Reorganization costs incurred in the fourth quarter of 2011.

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The Company reported a net loss of $2,255,227 during the fourth quarter of 2011 compared to a net loss of $1,115,065 in the third quarter of 2011. The increase in net loss was mainly due to a $175,511 increase in drilling expenses and a $641,907 increase in general and administration expenses relating primarily to the Corporate Reorganization.

The Company reported a net loss of $1,115,065 during the third quarter of 2011 compared to a net loss of $1,207,088 in the second quarter of 2011. This decrease in net loss was mainly due to gain on sale of capital assets for $105,312 that occurred in the third quarter.

The Company reported a net loss of $1,207,088 during the second quarter of 2011 compared to a net loss of $1,025,934 in the first quarter of 2011. This increase in net loss was mainly due to a $75,628 increase in geology expenses and a $147,612 increase in drilling expenses.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s cash balance at December 31, 2012 was $1,689,511 compared to $6,935,012 as at December 31, 2011. The foregoing decrease in the cash balance was primarily due to operating activities, which consisted of exploration activities, general corporate costs and administrative costs.

In the Company’s MD&A for the fiscal year ended December 31, 2011, the Company disclosed that, based on its then current plans, the Company expected its then current cash position to be sufficient to fund the Company’s proposed 2012 exploration program and corporate overhead until the second or third quarter of 2012. However, due to cost reductions undertaken during 2012 to conserve cash, and based on 2013 plans, the Company anticipates that the Company’s current cash position is sufficient to fund its activities and corporate overhead until the third or fourth quarter of 2013. The Company will need to raise additional funds to meet its financial obligations and to continue its activities into 2014. The Company expects to raise such additional funds through offerings of its equity securities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Total assets at December 31, 2012 were $20,410,407 compared to $25,527,076 as at December 31, 2011. The change in these balances reflects the decrease in cash balance.

Current liabilities as at December 31, 2012 were $571,319 compared to $998,565 as at December 31, 2011. This decrease in current liabilities is the result of the timing of payment of accounts payable and accrued liabilities as well as a decrease in the Canadian dollar common share purchase warrants liabilty.

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Exploration and Evaluation Expenditures

The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during fiscal 2012:

31-Dec-12	Oman Project	Idaho Project	Turkey Project	Total
Field Camps - Houses	108,622	-	251,790	360,412
Geophysics	-	-	77,161	77,161
Surveying	101,190	-	5,283	106,473
Geochemistry	37,255	-	22,598	59,853
Geology	78,486	-	-	78,486
Mineral properties	-	50,000	-	50,000
Drilling	400,045	-	269,391	669,436
Environmental testing	10,741	-	-	10,741
Professional fees	48,496	4,768	20,124	73,388
General & admin.	1,306,914	10,335	352,665	1,669,914
Stock compensation expense	374,096	-	-	374,096
Depreciation and amortization	56,994	-	18,014	75,008
Gain on capital asset sale	-	(100)	-	(100)
TOTAL	$2,522,839	$65,003	$1,017,026	$3,604,868

The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during fiscal 2011:

31-Dec-11	Oman Project	Idaho Project	Turkey Project	Total
Field Camps - Houses	166,718	-	-	166,718
Geophysics	106,381	-	-	106,381
Surveying	22,586	-	-	22,586
Geochemistry	70,726	-	-	70,726
Geology	213,983	-	-	213,983
Mineral properties	-	100,000	-	100,000
Drilling	1,103,893	-	-	1,103,893
Consulting fees -related parties	-	2,311	-	2,311
Consulting fees	-	-	-	-
Professional fees	89,858	3,703	-	93,561
General & admin.	1,405,378	18,234	-	1,423,612
Stock compensation expense	324,400	-	-	324,400
Depreciation and amortization	60,417	-	-	60,417
Total	$3,564,340	$124,248	$-	$3,688,588

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Outstanding Share Data

The authorized share capital of the Company consists of 100,000,000 common shares, with a par value of $0.0001 per share. As at April 30, 2013, the Company had outstanding 62,753,840 common shares, 1,825,000 stock options and 173,040 compensation options granted to the agent in connection with the Company’s November 2011 brokered private placement financing.

Related Party Transactions

As of December 31, 2012, a balance of $79,840 advanced to the Company from Lloyd J. Bardswich (a former officer and director of the Company and currently the sole director and officer of Gentor Idaho, Inc.) was outstanding (December 31, 2011 - $114,740).  This advance is unsecured, non-interest bearing and re-payable upon demand.

As of December 31, 2012, an amount of $733 (December 31, 2011 - $15,725) was due to Tembo Capital LLP of which Peter Ruxton, a director and officer of the Company, is a partner.  During the year ended December 31, 2012, the Company reimbursed to this entity travel and other office expenses incurred on behalf of this director and officer of the Company in the amount of $43,126 (December 31, 2011 - $25,710).

As of December 31, 2012, an amount of $3,171 (December 31, 2011 - $nil) representing common expenses was due to Banro Corporation, a corporation with common directors.

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”).  ASU 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts.  ASU 2013-02 is effective prospectively for interim and annual periods beginning after December 15, 2012, with early adoption permitted.  The Company does not anticipate material impacts on its consolidated financial statements upon adoption.

In October 2012, the FASB issued ASU No. 2012-4, Technical Corrections and Improvements. This ASU makes certain technical corrections (i.e., relatively minor corrections and clarifications) and “conforming fair value amendments” to the FASB Accounting Standards Codification (the “Codification”). The new guidance will be effective for fiscal years beginning after December 15, 2012. The Company does not anticipate material impacts on its consolidated financial statements upon adoption.

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In July 2012, the FASB issued ASU No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”).  ASU 2012-02 states an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. with early adoption permitted.  The Company does not anticipate material impacts on its consolidated financial statements upon adoption.

In December 2011, the FASB issued ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). The amendments in ASU 2011-12 are being made to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05. The amendments in this update are effective at the same time as the amendments in Update 2011-05 so that entities will not be required to comply with the presentation requirements in Update 2011-05 that this Update is deferring. The adoption of this amendment in 2012 did not have a material effect on the presentation of the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”).  ASU 2011-05 requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.  Under the continuous statement approach, the statement would include the components and total of net income, the components and total of other comprehensive income and the total of comprehensive income.  Under the two statement approach, the first statement would include the components and total of net income and the second statement would include the components and total of other comprehensive income and the total of comprehensive income.  ASU 2011-05 does not change the items that must be reported in other comprehensive income.  ASU 2011-05 is effective retrospectively for interim and annual periods beginning after December 15, 2011, with early adoption permitted.  The adoption of continuous statement approach in this amendment in 2012 did not have a material effect on the presentation of the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirement in U.S. GAAP and International Financial Reporting Standards (“IFRS”)” (“ASU 2011-04”).  ASU 2011-04 does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required and permitted under IFRS or U.S. GAAP.  For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13.   ASU 2011-04 is effective on a prospective basis for interim and annual periods beginning after December 15, 2011, with early adoption not permitted.  In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that result from applying ASU 2011-04 and to quantify the total effect, if practicable.  The adoption of this amendment in 2012 did not have a material effect on the presentation of the Company’s consolidated financial statements.

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Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

Significant Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s financial statements included the following:

Mineral properties and exploration costs

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  No impairment losses were warranted or recorded for the years ended December 31, 2012, and 2011.  Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less cost to sell.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.  The deferred taxes for the Company amount to nil at the balance sheet date.

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Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statement if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2012, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock based compensation

The Company has a stock option plan, which is described in note 9(c) of the Annual Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. The Company estimates that all options will vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted in 2012 based on the following assumptions:

i.	Risk-free interest rate: 0.81% - 0.91% which is based on the 3-5 year Bank of Canada marketable bonds average yield (December 31, 2011 – 1.14%, December 31, 2010 – nil)
ii.	Expected volatility: 67.11% - 67.33% which is based on the Company’s historical stock price (December 31, 2011 – 67.87 – 68.71%, December 31, 2010 – 69.20%)
iii.	Expected life: 5 years (December 31, 2011 – 5 years, December 31, 2010 – 5 years)
iv.	Expected dividends: $Nil (December 31, 2011 - $Nil, December 31, 2010 - $Nil)

Fair value of financial instruments

The Company follows ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. At December 31, 2012 and 2011, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

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During 2012, the Company had Canadian dollar (“Cdn$”) denominated warrants, of which are considered derivative financial instruments requiring re-measurement at each reporting period. See Note 9(e) of the Annual Financial Statements for more detailed information.

The fair value of warrants would be included in the hierarchy as follows:

Fair Value Measurements at Reporting Date Using:
December 31, 2012

Liabilities:	Level 1	Level 2	Level 3

Canadian dollar common share purchase warrants	-	-	-

December 31, 2011

Liabilities:	Level 1	Level 2	Level 3

Canadian dollar common share purchase warrants	-	$263,398	-

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Omani rials, Canadian dollars and Turkish Lira. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2012. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Omani rial, the Turkish Lira and Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Omani rial, the Turkish Lira and Canadian dollar would have had the equal but opposite effect as at December 31, 2012.

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	Omani Rial	Canadian Dollar	Turkish Lira
	$	$	$
Cash	34,934	1,038,196	37,887
Prepaids and advances	18,025	4,200	229,316
Accounts payable	-	(15,678)	(10,938)
Accrued liabilities	(79,581)	-	-
Total foreign currency working capital	(26,622)	1,026,718	256,265
US$ exchange rate at December 31, 2012	2.5974	1.0051	0.5581
Total foreign currency net working capital in US$	(69,148)	1,031,954	143,022
Impact of a 10% strengthening of the US$ on net loss	$(6,915)	$103,195	$14,302

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including commodity prices, interest rates and stock based compensation costs.

Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

Other Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The only potential sources of future funds for further exploration programs are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals were to be found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's mineral resources are estimates and no assurances can be given that the indicated levels of minerals will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its resource estimates are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that copper recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

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The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of copper has fluctuated widely. The future direction of the price of copper will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of copper, and therefore on the economic viability of the Company's activities in Oman and Turkey, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of copper.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated April 30, 2013 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

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